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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                            -------------------------

                                    FORM T-1/A

                            STATEMENT OF ELIGIBILITY
                    UNDER THE TRUST INDENTURE ACT OF 1939 OF
                   A CORPORATION DESIGNATED TO ACT AS TRUSTEE
                   -------------------------------------------
               CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF
                     A TRUSTEE PURSUANT TO SECTION 305(b)(2)     X
                    ----------------------------------------    ---

                              JPMORGAN CHASE BANK
               (Exact name of trustee as specified in its charter)

NEW YORK                                                              13-4994650
(State of incorporation                                        (I.R.S. employer
if not a national bank)                                      identification No.)


270 PARK AVENUE
NEW YORK, NEW YORK                                                         10017
(Address of principal executive offices)                              (Zip Code)


                                Thomas F. Godfrey
                  Vice President and Assistant General Counsel
                               JPMorgan Chase Bank
                       1 Chase Manhattan Plaza, 25th Floor
                               New York, NY 10081
                               Tel: (212) 552-2192
            (Name, address and telephone number of agent for service)
                  --------------------------------------------
              GE COMMERCIAL EQUIPMENT FINANCING LLC, SERIES 2004-1
                   Under Registration Statement 333-118560

DELAWARE                                                              20-0192070
(State or other jurisdiction of                                 (I.R.S. employer
incorporation or organization)                               identification No.)


44 OLD RIDGEBURY ROAD
DANBURY, CONNECTICUT                                                       06810
(Address of principal executive offices)                              (Zip Code)

                      ASSET BACKED NOTES, SERIES 2004-1
                   ----------------------------------------

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                       (TITLE OF THE INDENTURE SECURITIES)
                 ----------------------------------------------





                                     GENERAL

Item 1.  General Information.

         Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

              New York State Banking Department, State House, Albany, New York 12110.

              Board of Governors of the Federal Reserve System, Washington, D.C., 20551

              Federal Reserve Bank of New York, District No. 2, 33 Liberty Street, New York, N.Y.

              Federal Deposit Insurance Corporation, Washington, D.C., 20429.


         (b)  Whether it is authorized to exercise corporate trust powers.

              Yes.


Item 2.  Affiliations with the Obligor and Guarantors.

         If the obligor or any Guarantor is an affiliate of the trustee, describe each such affiliation.

         None.


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                                      - 2 -


Item 16.   List of Exhibits

           List below all exhibits filed as a part of this Statement of Eligibility.

           1. A copy of the Restated Organization Certificate of the Trustee dated March 25, 1997 and the Certificate of Amendment dated October 22, 2001 (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

           2. A copy of the Certificate of Authority of the Trustee to Commence Business (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

           3. None, authorization to exercise corporate trust powers being contained in the documents identified above as Exhibits 1 and 2.

           4. A copy of the existing By-Laws of the Trustee (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-76894, which is incorporated by reference.)

           5. Not applicable.

           6. The consent of the Trustee required by Section 321(b) of the Act (see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 33-50010, which is incorporated by reference). On November 11, 2001, in connection with the merger of The Chase Manhattan Bank and Morgan Guaranty Trust Company of New York, the surviving corporation was renamed JPMorgan Chase Bank.

           7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority.

           8.  Not applicable.

           9.  Not applicable.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 12th day of November, 2004.


                                          JPMORGAN CHASE BANK

                                       By  /s/ Melissa Wilman
                                          --------------------------------------
                                           MELISSA WILMAN,
                                           VICE PRESIDENT
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                              Exhibit 7 to Form T-1


                                Bank Call Notice

                             RESERVE DISTRICT NO. 2
                       CONSOLIDATED REPORT OF CONDITION OF

                               JPMorgan Chase Bank
                  of 270 Park Avenue, New York, New York 10017
                     and Foreign and Domestic Subsidiaries,
                     a member of the Federal Reserve System,

                   at the close of business March 31, 2004, in
               accordance with a call made by the Federal Reserve
               Bank of this District pursuant to the provisions of
                            the Federal Reserve Act.

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                                                                                      DOLLAR AMOUNTS
                     ASSETS                                                            IN MILLIONS


Cash and balances due from depository institutions:
     Noninterest-bearing balances and
     currency and coin .................................................................  $  19,589
     Interest-bearing balances .........................................................     35,104
Securities:
Held to maturity securities ............................................................        156
Available for sale securities ..........................................................     64,028
Federal funds sold and securities purchased under
     agreements to resell
     Federal funds sold in domestic offices ............................................     30,180
     Securities purchased under agreements to resell ...................................     74,963
Loans and lease financing receivables:
     Loans and leases held for sale ....................................................     19,061
     Loans and leases, net of unearned income        $163,825
     Less: Allowance for loan and lease losses          2,771
     Loans and leases, net of unearned income and
     allowance .........................................................................    161,054
Trading Assets .........................................................................    191,989
Premises and fixed assets (including capitalized leases)................................      5,959
Other real estate owned ................................................................        118
Investments in unconsolidated subsidiaries and
     associated companies ..............................................................        837
Customers' liability to this bank on acceptances
     outstanding .......................................................................        203
Intangible assets
        Goodwill .......................................................................      2,539
        Other Intangible assets ........................................................      4,521
Other assets ...........................................................................     38,391
TOTAL ASSETS ...........................................................................   $648,692
                                                                                          ==========
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                                                     LIABILITIES
Deposits
     In domestic offices ..............................................................................   $210,211
     Noninterest-bearing ....................  $ 80,262
     Interest-bearing .......................   129,949
     In foreign offices, Edge and Agreement
     subsidiaries and IBF's ...........................................................................    120,623
     Noninterest-bearing ....................  $  7,920
     Interest-bearing .......................   112,703

Federal funds purchased and securities sold under agree-
ments to repurchase:
     Federal funds purchased in domestic offices ......................................................      6,480
     Securities sold under agreements to repurchase ...................................................    102,641
Trading liabilities ...................................................................................    114,412
Other borrowed money (includes mortgage indebtedness
     and obligations under capitalized leases) ........................................................     20,692
Bank's liability on acceptances executed and outstanding ..............................................        203
Subordinated notes and debentures .....................................................................      8,039
Other liabilities .....................................................................................     26,877
TOTAL LIABILITIES .....................................................................................    610,178
Minority Interest in consolidated subsidiaries ........................................................        346

                                                    EQUITY CAPITAL

Perpetual preferred stock and related surplus .........................................................          0
Common stock ..........................................................................................      1,785
Surplus  (exclude all surplus related to preferred stock) .............................................     16,318
Retained earnings .....................................................................................     20,049
Accumulated other comprehensive income ................................................................         16
Other equity capital components .......................................................................          0
TOTAL EQUITY CAPITAL ..................................................................................     38,168
                                                                                                          --------
TOTAL LIABILITIES, MINORITY INTEREST, AND EQUITY CAPITAL ..............................................   $648,692
                                                                                                          ========
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I, Joseph L. Sclafani, E.V.P. & Controller of the above-named bank, do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                                    JOSEPH L. SCLAFANI

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.



                                           WILLIAM B. HARRISON, JR.   )
                                           ELLEN V. FUTTER            )DIRECTORS
                                           FRANK A. BENNACK, JR.      )